FOIA Confidential Treatment Request

Katherine R. Kelly Senior Counsel, Corporate Securities
345 Park Avenue New York, NY 10154-0037 Tel 212-546-4852 Fax 212-605-9475 katherine.kelly@bms.com

Jeff Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 6010
Washington, DC 20549

May 14, 2009

Bristol-Myers Squibb Company
Form 10-K for the fiscal year ended December 31, 2008, Filed February 20, 2009
File No. 001-01136

Dear Mr. Riedler:

This letter (the “Response Letter”) is in response to the comment letter (the “Comment Letter”) dated April 13, 2009 regarding the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (“2008 10-K”) of Bristol-Myers Squibb Company (“BMS”).  We respectfully submit the following information and responses with respect to each comment contained in the Comment Letter.  For the convenience of the Staff, we reproduce in bold the text of each numbered paragraph in the Comment Letter and follow with our own responses.

We request, pursuant to the provisions of 17 C.F.R. §200.83, that confidential treatment under the Freedom of Information Act (“FOIA”) (5 U.S.C. §552) be afforded to the redacted portions of BMS’ Annex A bearing the confidential treatment request identification code number BMS CTR 05/14/09 -1 (the “Confidential Materials”).  The Confidential Materials are marked with bracketed asterisks (“[***]”), and with the confidentiality legend required by Rule 83.  BMS believes that the Confidential Materials contain information which is covered by one or more exemptions in the FOIA, for reasons of business confidentiality.  If any person who is not an employee of the SEC, including any other government employee, requests an opportunity to inspect or copy the materials referred to herein, pursuant to the FOIA or otherwise, we request in accordance with Rule 83 that we be promptly notified of any such request and furnished with a copy of all written materials pertaining to such request, so that we may further substantiate the foregoing request for confidential treatment.  Please address any notifications of a request for access to such documents to the undersigned.

Confidential treatment request by Bristol-Myers Squibb Company

             FOIA Confidential Treatment Request

Form 10-K for the fiscal year ended December 31, 2008

Item 1. Business, page 2

1.           Please file all your material agreements as exhibits to your Form 10-K.  For example, you appear to be substantially dependent on sales of Plavix and Abilify.

PLAVIX® was codeveloped and is jointly marketed by BMS and Sanofi-Aventis (“Sanofi”).  The parties’ rights and obligations with respect to this worldwide alliance are documented in a substantial number of agreements (more than 100 separate agreements) between and among BMS, Sanofi and their respective affiliates.

BMS copromotes ABILIFY® in the United States with Otsuka Pharmaceutical Co., Ltd. (“Otsuka”).  The parties’ rights and obligations with respect to this alliance are documented in a Restated Development and Commercialization Collaboration Agreement, as amended to date, and a number of other related agreements.

Both the PLAVIX® and ABILIFY® alliances were entered into in the ordinary course of business.  Nonetheless, we have determined that, based on current sales of PLAVIX® and ABILIFY®, that BMS may be considered to be substantially dependent on these products.

As noted above, the number of agreements governing these alliances is substantial.  In addition, we are required to notify and obtain consents from our partners, Sanofi and Otsuka, prior to disclosure of these agreements.  We have started this process.

We will file all material agreements related to these alliances; however, we do not believe all the agreements related to these alliances are material contracts required to be filed in accordance with Item 601(b)(10) of Regulation S-K.  Once we have completed the identification and review process, we will provide you with a list of agreements we propose be filed and our analysis as to why we believe the agreements that we do not propose to file are not material contracts required to be filed.

In order to prevent competitive harm, we also will submit a FOIA Confidential Treatment Request (“CTR”) under 17 CFR 200.83 for certain portions of the PLAVIX® and ABILIFY® alliance agreements to be filed.

We expect to be able to complete this process and file the material agreements related to PLAVIX® and ABILIFY®  as exhibits to BMS’s Quarterly Report on Form  10-Q for the quarter ended June 30, 2009.

2.           We note that you and ImClone amended the terms of your agreement for the codevelopment and copromotion of Erbitux in North America to expand your investment by up to several hundred million dollars.  Additionally, we note your statement that development costs up to a threshold will be your sole responsibility.

Confidential treatment request by Bristol-Myers Squibb Company

             FOIA Confidential Treatment Request

It appears that this may be a material obligation.  Please quantify your obligation under the agreement and file the agreement as an exhibit or provide us with an analysis supporting your determination that it is not material.

ERBITUX® is marketed in North America by BMS under a distribution and copromotion agreement with ImClone Systems Incorporated (“ImClone”), the predecessor company of ImClone LLC, a wholly-owned subsidiary of Eli Lilly and Company.  This agreement includes commitments of both BMS and ImClone to fund certain development costs related to ERBITUX®.

This agreement was entered into by BMS in the ordinary course of business and is not an agreement upon which the company is substantially dependent.  As set forth in BMS’s 2008 10-K, global net sales of ERBITUX® in 2008 were $749 million, or 3.64% of the company’s total global net sales of $20,597 million for 2008. Accordingly, we do not believe that the company is required to file the agreement as a material contract in accordance with Item 601(b)(10) of Regulation S-K.

We have reviewed the language in our 2008 10-K concerning our obligation to invest in ERBITUX®.  We do not believe that, at this time, these obligations are material.  We have attached our analysis of the materiality of these obligations as Annex A.  We will consider appropriate modifications to our disclosure related to our commitment to fund development costs for ERBITUX® when we file our 2009 Annual Report on Form 10-K.

Definitive Proxy Statement filed March 23, 2009

Executive Compensation, page 20

Performance Management System, page 25

3.           We note your discussion concerning the key performance results and objectives for each of the named executive officers considered by the compensation committee in making its awards for fiscal year 2008, including the statement that performance was measured against preset financial and operational objectives.  Additionally, we note the discussion of each officer’s achievements during the year.  Please revise your discussion to identify the preset financial and operational objectives, rather than just the achievements.  To the extent that the objectives were quantified and/or included specific goals, the discussion should also be quantified and include a similar level of detail.  For example,

a.           The discussion of James Cornelius’ performance states that you are on track to achieve your cost savings targets.  What are your cost savings targets for the year?

b.           The discussion of Lamberto Andreotti’s performance states that he delivered strong worldwide savings growth on several products.  Were there specific growth targets set or was the goal just to increase sales of these products?

Confidential treatment request by Bristol-Myers Squibb Company

             FOIA Confidential Treatment Request

c.           The discussion of Anthony Hooper’s performance states that he demonstrated proficiency at developing robust operational strategies. Was there a more specific goal related to this achievement?

Your discussion should identify the specific goals and targets and disclose which goals were met and which were not, so a reader has a better understanding of the Committee’s reasons for its compensation awards.

To the extent the Committee measured performance against specific preset financial and operational targets, such targets and performance against those targets were disclosed.  For example, we disclosed that the Committee considered the company’s actual financial performance against specific preset financial targets that are detailed on pages 20-21 for each of Mssrs. Cornelius, Huet and Andreotti.  We provided both the preset targets as well as the achievement levels.  Likewise, as disclosed on page 26, the Committee considered Dr. Sigal’s performance results against specific preset R&D targets.

Additionally, we disclosed the Committee’s consideration of general preset operational objectives that did not have specific targets for 2008, but which had a direct impact on specific financial goals.  For example, the Committee considered sales growth on specific key products against the prior year for Mssrs. Andreotti and Hooper, as increased sales of our products directly impact our earnings per share and net sales financial targets.  We, therefore, disclosed the specific worldwide and U.S. year-on-year sales growth achievement levels for certain key products that were considered by the Committee when determining compensation for Mssrs. Andreotti and Hooper.   In future filings, we will clearly distinguish and further clarify the preset objectives that are qualitative in nature and those that have specific targets.

As disclosed on page 25, in addition to financial and operational objectives, the Committee considered the executive’s demonstration of the behaviors and values embodied by the Core BMS Behaviors and the BMS Pledge.  The specific Core BMS behaviors are identified in a box on the top of page 25.  There are not, however, specific quantifiable targets with respect to behaviors.  For Mr. Hooper, the Board considered the fact that he “demonstrated proficiency at developing robust operational strategies to address a broad range of external and internal business issues” as strong demonstration of Core BMS behaviors. In future filings, we will clarify that goals for behaviors and values are qualitative.

Finally, with respect to our Productivity Transformation Initiative, we do not have cost savings targets on a year-by-year basis.  We did, however, disclose the overall targets of $1.5 billion in savings under Wave 1 and another $1 billion in savings in Wave 2 when describing the goals of the Productivity Transformation Initiative for Mr. Cornelius on page 25.  The Committee’s assessment that the company was “on track” was based on previously disclosed information.  In our Fourth Quarter 2008 Earnings Release dated January 27, 2009, we disclosed that the “[t]he company has identified projects to deliver the entire $2.5 billion and, by the end of 2008, had executed actions against projects to deliver approximately $1.2 billion in annual productivity savings.”  In future filings, we will include this type of information when discussing the progress of our Productivity Transformation Initiative as a basis for compensation decisions.

Confidential treatment request by Bristol-Myers Squibb Company

             FOIA Confidential Treatment Request

In connection with these responses, BMS acknowledges that (i) BMS is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) BMS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions with respect to this letter, please contact the undersigned at (212) 546-4852.

Sincerely,

 /s/ Katherine R. Kelly
Katherine R. Kelly
Senior Counsel, Corporate Securities
Bristol-Myers Squibb Company

Confidential treatment request by Bristol-Myers Squibb Company

             FOIA Confidential Treatment Request

Confidential Treatment Requested by BMS for the following bracketed information

Code Number BMS CTR 05/14/09 - 1

[***]

*** Portions of the information requested by the Staff in Comment 2 are confidential.  Accordingly, the confidential information has been redacted pursuant to Rule 83, and the company’s complete response is provided supplementally to the Staff in hard copy only.

Annex A

In July 2007, BMS and ImClone amended the terms of their agreement for the codevelopment and copromotion of ERBITUX® in North America.  Pursuant to the amendment, the parties agree to expand their investment in the ongoing clinical development plan for ERBITUX®.  The amendment sets forth the parties’ maximum commitments for funding these development costs each year through 2017.  In 2009, BMS bears the first [***] in development costs and any [***] costs are borne [***] by BMS and [***] by ImClone.  For 2010 and beyond, BMS will bear [***] of development costs and ImClone will bear the remaining [***].  Certain of these committed development costs relate to development activities that will be conducted only if specified outcomes in earlier activities are achieved.  Accordingly, it is likely that over time less than 100% of the committed development costs will be required to be funded.

Assuming all committed development costs are required to be funded, BMS’s maximum obligations with respect to these development costs would be as follows:  in 2009, [***]; in 2010, [***]; in 2011, [***], and for 2012 to 2017, an aggregate of [***], representing a total commitment over the remaining nine years of the agreement of [***].

Our total research and development spending in 2008 was $3.585 billion.  In our 2009 first quarter earnings release, we disclosed that our anticipated research and development spending for 2009 would grow in the mid single-digit range above our 2008 spending.  Accordingly, our committed 2009 spending related to ERBITUX® is expected to be less than [***] of our total 2009 spending and to [***] each year thereafter.

Based on the foregoing, we do not believe that our obligation to fund development costs related to ERBITUX® is material.

Confidential treatment request by Bristol-Myers Squibb Company